Exhibit 99.2

1Q26 Earnings Release

PicPay reports 1Q26 results: R$169 million Adjusted Net Income, a more resilient credit portfolio, and stable cost of risk

PicPay Reports 1Q26 Operating and Financial Results

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Message From the Management

We begin 2026 as a publicly listed company on Nasdaq — and the first quarter of the year reflects exactly the trajectory we set out to deliver: accelerated top-line growth, improving unit economics, disciplined cost management, and a credit portfolio that is maturing into an increasingly diversified and resilient mix.

In 1Q26, total revenue and financial income reached R$3.5 billion, a 70% increase year-over-year, while adjusted net income reached R$169 million, growing 92% compared to the same period last year. Our ARPAC reached R$80.7 per active client in the quarter — a 55% year-over-year increase — four times our cost to serve, which remained flat at R$20.3 in the period. Today, 69% of our revenues carry no or low credit risk, a meaningful shift that speaks directly to the quality and sustainability of our earnings.

Turning to the revenue growth drivers, the acceleration is being led by two key pillars. Secured Credit Revenues reached R$820 million in 1Q26, up 272% year-over-year, driven by the strong ramp-up of our private payroll loan. Non-Credit Revenues – comprising fees, commissions, other services, float, and hedge accounting – reached R$1.6 billion, growing 47% year-over-year, reinforcing the strength of our platform beyond lending.

Unsecured credit revenues also grew, up 44% year-over-year to R$1.1 billion, with growth increasingly focused on credit cards for more mature and engaged digital wallet customers. This approach allows us to capture real-time transaction data from our customers’ day-to-day payments, combined with at least 12 months of credit behavior built within PicPay – giving us a significant information advantage in underwriting and a more predictable risk profile within this segment.

Taken together, these trends reflect a business that is not only growing but growing in the right direction – with a more diversified, more resilient, and more predictable revenue base.

Our adjusted efficiency ratio improved to 46.9% in 1Q26, from 61.5% in 1Q25, a reduction of more than 14 percentage points year-over-year and a continued improvement from the 49.9% posted in 4Q25. This consistent trajectory confirms our ability to scale revenues while maintaining strong operating leverage. Additionally, AI is already having an impact: our headcount has been flat since October/25, and the projected 10% increase for 2026 will not materialize. We expect AI to be a major booster of our operating leverage, which should be even more powerful going forward.

On the credit side, our total portfolio reached R$28 billion, representing 116% year-over-year growth and 17% sequentially. Our credit growth continues to shift toward a more balanced and resilient mix: secured products now represent 54% of total balances, up from 42% in 1Q25.

Additionally, 91% of our incremental credit growth came from lower-risk loans and mature credit cards. The two largest contributors were Private Payroll Loans, which added R$2.1 billion and accounted for 60% of the quarterly growth, and Mature Credit Cards – cards held by customers with 12 or more months of credit behavior built within PicPay – which contributed an additional R$1.1 billion, or 30% of the growth.

This reflects our disciplined approach to credit origination, prioritizing segments where we have deeper customer knowledge and stronger collateral structures.

The result is a portfolio that is growing faster while becoming structurally safer — a combination that underpins both our cost-of-risk stability and the long-term quality of our earnings.

Net interest income grew 76% year-over-year to R$1.7 billion, with a quarterly annualized NIM of 20.7% — broadly stable over the last twelve months, demonstrating consistent pricing discipline and portfolio quality.

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Our asset quality metrics reflect the natural seasoning of a fast-growing credit book, consistent with the guidance we provided for the period. Stage 3 formation reached 3.9% in 1Q26, squarely within the 3.7%–4.0% range we indicated at year-end, and the quarterly cost-of-risk remained flat at 3.7%.

It is important to highlight that at PicPay, we do not manage the business with the objective of simply minimizing NPLs at any cost. Our approach has always been centered around risk-adjusted profitability, supported by a very disciplined underwriting framework and a structurally low cost-to-serve model.

Our operating model allows us to selectively participate in higher-risk segments, as long as those products remain within our risk-return matrix, particularly with Loss Absorption between 40-60% and a minimum 30% ROE threshold. In practice, our playbook is very consistent: the riskier the product, the higher the spread, the shorter the duration, and the lower the leverage relative to income.

What gives us confidence is that the current stability we are seeing across asset quality metrics is fully consistent with the portfolio mix strategy we intentionally designed over the past quarters — a more diversified credit portfolio that combines secured products, mature unsecured cohorts, and transaction-led underwriting.

And this is where the strength of our ecosystem becomes a key differentiator. Because our digital wallet is deeply transactional, we can leverage proprietary behavioral data and real-time engagement signals that, in our view, provide a much more accurate understanding of customer risk than traditional market benchmarks alone.

Our market-beating performance in private payroll loans, as reflected in lower FPD metrics, demonstrates our product velocity, our agility in learning and adapting, the strength of our underwriting model, our digital distribution model, and our operational excellence.

Although some market credit indicators suggest some deterioration, a closer look at PicPay’s portfolio—which is more resilient by design—reassures us about our risk-adjusted return policy and our ability to meet projections for 2026 unchanged.

Our consumer banking platform continues to deepen engagement. Quarterly active clients reached 44.3 million, up 10% year-over-year, and our digital wallet volumes grew 24% year-over-year to R$134 billion. On the SMB side, our TPV reached R$11.3 billion, growing 36% year-over-year, reflecting the continued rollout of our integrated business and personal account experience.

We also made progress on strategic priorities announced alongside our IPO. The acquisition of Kovr, one of our main insurance distribution partners, was approved by CADE without restrictions and continues to represent a meaningful near-term catalyst for our insurance business, which already serves more than 10 million active policies. The acquisition of Kovr is still subject to regulatory approval from SUSEP (Superintendence of Private Insurance) and the Brazilian Central Bank. Additionally, we continue to deploy IPO proceeds into our banking subsidiary, with Common Equity Tier 1 Ratio tracking on plan.

We remain focused on the same priorities that defined our trajectory in 2025: growing principality, deepening cross-sell, scaling credit responsibly, and reinforcing PicPay’s position as one of the leading digital financial platforms in Brazil.

Eduardo Chedid

Chief Executive Officer

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Performance in the Period

1Q26 Guidance

Reflecting on the first quarter of 2026, we are pleased to report that PicPay delivered results above guidance across every profitability layer, with broad-based outperformance in both top-line and bottom-line metrics. Before walking through the numbers, it is worth noting that the figures discussed below refer exclusively to PicPay's standalone operations and do not include any contribution from Kovr.

For 1Q26, our Total Credit Portfolio reached R$28.0 billion, 5.8% above the ~R$26.5 billion guidance, driven by accelerated origination across secured products and more mature credit card cohorts. Quarterly Cost of Risk landed at 3.7%, fully aligned with guidance, reflecting stable asset-quality dynamics and confirming that portfolio growth has not come at the expense of underwriting discipline.

On the revenue side, Total Revenue and Financial Income reached R$3,512 million, 11.5% above the ~R$3,150 million guidance. Managerial Revenues, which exclude hedge accounting and derivative revenues, totaled R$3,190 million, 1.3% above guidance, confirming that the underlying revenue trajectory remained on track on a like-for-like basis. Net Interest Income came in at R$1,704 million, 3.3% above the ~R$1,650 million guidance, supported by NIM expansion and disciplined funding cost management. Gross Profit closed at R$1,096 million, 0.6% above the R$1,090 million guidance.

At the bottom line, profitability outperformed across all reference lines. IFRS Earnings Before Taxes reached R$222 million (+3.1% vs. ~R$215 million guidance), and Adjusted Earnings Before Taxes, excluding stock-based compensation expenses, totaled R$248 million (+5.7% vs. ~R$235 million guidance). On a net income basis, IFRS Net Income reached R$152 million (+8.4% vs. ~R$140 million guidance), and Adjusted Net Income totaled R$169 million (+9.3% vs. ~R$155 million guidance).

Note: (1) Considers the total revenue and financial income for the 1Q26 excluding derivatives and hedge accounting revenues in the amount of R$322 million.

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Operating Performance

1. Wallet & Banking

1.1 Clients

PicPay reached 68.6 million total accounts as of March 2026, an increase of 11% year-over-year — consistent with the pace we have maintained over the past four quarters. Net additions continue at approximately 1.5 to 2 million accounts per quarter. Quarterly active clients reached 44.3 million in 1Q26, representing 10% year-over-year growth. The activation rate remained stable at approximately 64%.

Total Accounts & Quarterly Active Clients(1)
in millions

Note: (1) Quarterly active clients consider the number of consumers and businesses that opened the app/or made at least one financial transaction, and/or generated revenues in the quarter.

1.2 Cash-in and Consumer Deposits

Total cash-in reached R$125.4 billion in 1Q26, an increase of 22% compared to 1Q25. On a monthly average basis, customers brought approximately R$41.8 billion to our platform each month in the quarter, slightly lower than the R$46.5 billion monthly average in 4Q25, which is typical for the first quarter given seasonal patterns in consumer spending and cash management behavior.

Consumer deposits totaled R$30.8 billion as of March 2026, an increase of 46% year-over-year and 7% quarter-over-quarter. The continued growth in deposits reflects the increasing adoption of PicPay’s savings products — including our piggy banks, which yield 102% of CDI — as well as the expanded distribution of PicPay CDs through third-party channels. Our cost of funding closed at 94% of CDI, flat compared to the previous quarter.

Total Cash-in	Consumer Deposits
R$ billion	R$ billion

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Note: (1) Total Cash-in represents the amount of money that our customers deposit/receive in their digital accounts. (2) Consumer deposits include the balance at the end of the period from user payment accounts as well as daily liquidity and fixed-term PicPay CDs (including third-party distribution).

1.3 Cross-sell and Principality

We continue to increase cross-selling of products and services, with new cohorts starting with 2.4 products and reaching almost 3 in only 2 quarters. We have also seen older cohorts rapidly increase engagement and adopt additional products.

Consumers with their primary banking relationship within PicPay accounted for 35% of the total active consumer base, flat compared to the previous quarter. We consider ourselves to be the primary financial services provider relationship for those of our quarterly active consumers who have: (1) deposited at least 50% of their post-tax monthly income into their PicPay digital wallet; (2) utilized at least 50% of their drawdown credit card limit or loans in the market on our platform; or (3) invested at least three times their post-tax monthly income in any of our investment products.

As we continue to expand our credit operations and increase our cross-sell, we should expect more customers to view PicPay as their primary bank.

Cross-selling Index	Principality per Monthly Cohort from the Overall Customer Base

1.4 Transactional Activities

Total payment volume (TPV) reached R$156.0 billion in 1Q26, up 31% year-over-year and down 1% sequentially. TPV is usually softer in the first quarter due to seasonal effects. Most of the payment volume was driven by our digital wallet, which closed the quarter with R$134.0 billion in TPV, an increase of 24% year-over-year and down 5% quarter-over-quarter.

Pix Finance plays an important role in increasing engagement and monetization on our platform. Considering volumes using our own credit cards as the source of funds for Pix transactions, we reached R$2.8 billion in payment volume in 1Q26, an increase of 54% compared to 1Q25 and 7% sequentially, despite seasonality.

In the first three months of the year, 41% of Pix Finance TPV was originated through our PicPay Card, up from 31% in 1Q25 – a 10 percentage point expansion year-over-year. This shift reflects the deepening engagement of our credit card base within the PicPay ecosystem, as more customers choose PicPay Card as their primary payment method for everyday transactions, reinforcing the virtuous cycle between our digital wallet and our credit products.

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Total TPV	Wallet & Banking TPV	Pix Finance TPV
R$ billion	R$ billion	R$ billion

Note: (1) Wallet & Banking TPV is composed of instant payments and bill payments funded through customer account balance and/or credit cards registered on file (including our PicPay Card), as well as other transaction activities related to banking features such as cash withdrawal. (2) Pix Finance includes only Pix transactions conducted by our customers with the PicPay card as a source of funds.

2. Credit

2.1 Loans

We originated R$4.5 billion in loans in 1Q26, representing a 119% increase compared to the same quarter in 2025 and flat sequentially. Of the total volume for that quarter, 86% comprised secured loan products, boosted by private payroll loans.

Loan Origination
R$ billion

2.2 Credit Cards

Our PicPay Card TPV reached R$17.4 billion, a 41% year-over-year increase and practically flat sequentially. Of this total, 64% were credit card transactions. The growth in Card TPV indicates increasing adoption of PicPay credit cards as the primary payment method on our platform. Credit cards continue to be a major driver of customer engagement and principality.

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PicPay Card TPV
R$ billion

Note: (1) Credit includes both on and off-us transactions.

Below, we present the interest-earning portfolio from our credit card receivables, which reached 38% as of March 2026, stable sequentially and 4 percentage points higher than 1Q25. The increase in interest-earning balances is mainly due to greater use of our Pix Finance product and higher penetration of our PicPay Cards in the ecosystem.

Interest-earning Portfolio
% of credit card receivables

2.3 Consolidated Credit Portfolio

We closed 1Q26 with a total credit portfolio of R$28.0 billion, an increase of 116% year-over-year and 17% quarter-over-quarter. The portfolio continues to shift toward a more balanced and resilient mix: secured products now represent 54% of total balances, up from 42% in 1Q25 and 51% in 4Q25. As mentioned above, the private payroll loan product has been the main driver of this accelerated shift towards more secured credit balances over the past two quarters. We delivered a net addition of R$4.0 billion to outstanding credit balances compared with the prior quarter, and 69% of this amount was attributable to secured products.

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Total Credit Portfolio
R$ million

The consumer credit portfolio showed accelerated and well-balanced growth in 1Q26, driven by higher origination in secured products and a stronger focus on seasoned customers in unsecured lending.

This evolution reflects a structural shift toward a more resilient and defensive portfolio, anchored by secured lending — particularly private payroll loans — while, in unsecured products such as credit cards, growth is increasingly focused on customers with at least 12 months of established credit behavior:

•	Private Payroll Loans contributed R$ 2.1 billion (60% of incremental growth), reinforcing its position as the main growth driver;

•	Mature credit cards (12+ months) added R$ 1.1 billion (30%), reflecting the continued seasoning of prior cohorts and improved credit quality.

Consumer Credit Portfolio Evolution
R$ billion

Note: (1) Portfolio sale for the purpose of funding diversification and optimization of unit economics.

We continue to believe in the massive opportunity in private payroll loans, and we have seen strong growth since the product’s April 2025 launch.

From the very beginning, we have been operating this product very tightly, following our prudent underwriting strategy. Early on, as operational issues affected first-payment defaults in the initial cohorts, we decided to slow origination in the following months.

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As the product matured, and we gained more confidence in its performance, we increased origination quarter over quarter. This shows our ability to respond quickly to changing market conditions.

As you can see below, first-payment defaults have improved significantly from the first cohorts and are now stable at around 9% across recent cohorts. January FPDs are currently tracking broadly flat quarter-over-quarter, although we still do not have the quarter fully closed, given the product’s 30-day grace period plus an additional 30 days for payroll processing.

Delinquency rates, represented here by the Over 30-day metric, have also improved month after month. Important to mention that Origination, FPDs, and Over-30 for 3Q25 cohorts are reflecting a more conservative underwriting strategy.

Origination	$FPD30(1)	Delinquency Rate
(% 30 days past due)

Note: (1) First payment default over 30 days. (2) Expected results based on current performance and lifetime projections.

We continue to see very healthy unit economics in private payroll loans, with lifetime NIMALs around 30%, lifetime marginal ROEs consistently above 100%, and FPDs stable at high single-digit levels.

While FPDs remain stable and within a controllable range, our strategy is not centered on minimizing this metric at any cost, but rather on optimizing risk-adjusted returns. We are comfortable and already expanding into new customer segments with a higher cost of risk, provided they are properly priced and structured to deliver returns and loss-absorption levels in line with or above what we achieve today. In practice, the riskier the segment, the higher the spread, the shorter the duration, and the tighter the leverage-to-income criteria.

Importantly, our current pricing model does not yet incorporate the potential upside from collateral enhancements, such as FGTS balances and severance package proceeds, which should become effective throughout the year and help reduce the cost of risk, particularly in higher-risk segments.

Note: (1) NIMAL, marginal ROE, and Loss Absorption (LA) are lifetime projections based on current performance. (2) First payment default over 30 days of 1Q26. (3) ROE: estimated, does not consider fixed expenses.

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2.4 Financial Margin

Our net interest income (NII) reached R$1.7 billion in the first quarter of the year, an increase of 76% compared with 1Q25 and 19% up sequentially. The increase was mainly due to accelerated revenue growth from our credit activities. Credit revenues, including both secured and unsecured credit lines, reached R$1.9 billion (54% of our consolidated net revenue) in 1Q26, up 96% year-over-year and 22% sequentially.

Additionally, our annualized net interest margin (NIM) reached 20.7% on average interest-earning assets in 1Q26, slightly up from 19.9% in the previous quarter and 12 months earlier. These margin levels, which are significantly above Brazil’s basic interest rate, demonstrate that we remain successful and consistent with our credit underwriting fundamentals, pursuing a smart and efficient combination of pricing and profitability, while maintaining efficiency in our funding activities, with aggregate funding costs still below CDI.

Considering the risk-adjusted NII, we closed 1Q26 totaling R$730 million, an increase of 50% year-over-year and 16% against 4Q25. Net interest margin after losses (NIMAL) reached 8.9% in the first quarter, 1.1p.p decline compared to 1Q25, primarily driven by mix effects, reflecting the strong acceleration in private payroll loans — a product that carries materially higher upfront provisioning dynamics compared to products such as FGTS-backed loans, which had a higher share of representations within the credit portfolio in 1Q25. It is worth highlighting, however, that despite the higher upfront provisioning requirements, private payroll loans deliver a meaningfully better risk-adjusted net interest margin, making them a more attractive product from a long-term profitability standpoint and a key driver of our NII expansion going forward.

Compared to 4Q25, our NIMAL expanded by 10bps quarter-over-quarter despite seasonal headwinds.

Net Interest Income (NII)(1) & Net Interest Margin (NIM)(2)	Risk-Adjusted NII(3) & NIMAL(4)
R$ million & %	R$ million; %

Note: (1) Net interest income is calculated as the difference between the financial income and the interest and other financial expenses presented in the consolidated income statement. (2) The quarterly annualized net interest margin is calculated as the NII divided by the average interest-earning financial assets at the beginning and end of period, including: (i) cash and cash equivalents; (ii) financial assets at fair value through profit or loss; (iii) financial assets at fair value through other comprehensive income; (iv) interest-earning portfolio; (v) other receivables; and (vi) other financial assets at amortized cost. (3) Net interest margin after losses is calculated as the difference between the net interest income and the credit loss allowance expenses presented in the consolidated income statement.

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In addition, we present the total margin performance from credit products before and after credit loss expenses for 1Q26. This metric better reflects a complete understanding of the profitability from our credit activities considering the entire operation, since our loss absorption targets (the most important metric that drives our credit underwriting decisions) also consider fees and commission revenues linked to credit products, such as interchange fees from card transactions and loan insurance protection, in order to analyze the potential revenue generation from each customer cohort during its lifetime.

In 1Q26, the margin from credit products totaled R$1.8 billion, an increase of 80% compared to the same period of the last year and 19% up from 4Q25. Considering those margins adjusted to losses, we totaled R$798 million in 1Q26, up 58% from 1Q25 and 17% sequentially.

These margins led to a loss absorption ratio of 55% in 1Q26, which is aligned with the range that we aim to operate within under our credit underwriting strategy, between 40% and 60%.

Margin from Credit Products(1)	Margin from Credit Products After Losses(2) & LA
R$ million	R$ million; %

Note: (1) We calculate margin from credit products as the sum of total net revenue from transaction activities and other services and financial income from our credit operations (cards and loans) minus cost of funding from these products. (2) We calculate margin from credit products after losses as margin from credit products minus credit loss allowance expenses.

2.5 Asset Quality

Stage 2 Formation has shown a consistent declining trend over the past 12 months, improving from 6.9% in 1Q25 to 5.8% in 1Q26 — a reduction of approximately 110 basis points year-over-year. The modest 30 bps sequential increase observed in 1Q26 is in line with typical seasonal patterns and does not reflect any deterioration in underlying asset quality. This trajectory reflects the increasing share of secured products in our credit mix, more selective underwriting in unsecured cohorts, and the maturing of risk models calibrated over the past four quarters.

As anticipated in our previous earnings report, we delivered a 3.9% stage 3 formation in 1Q26. This percentage aligns with the guidance range (3.7%-4.0%) provided by our management. It is worth noting that in the previous quarter, we reviewed our expected credit loss provision methodology, which led to refinements to the Stage 3 classification and to accelerating the classification of renegotiated non-performing exposures from Stage 2 to Stage 3. Over the coming quarters, we expect the stage 3 formation to stabilize near current levels.

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Stage 2 Formation(1) %	Stage 3 Formation(2) %

Note: (1) The stage 2 formation rate is calculated considering the stage 2 credit balance at the end of the period minus the stage 2 credit balance in the previous period, plus write-offs in the current period, divided by the total credit portfolio in the previous period. (2) Stage 3 formation is calculated considering the stage 3 balance in each period minus the stage 3 balance in the previous period plus write-off migration divided by the stage 3 balance in the previous period.

Regarding our quarterly cost of risk, we closed the first quarter at 3.7% of the average credit portfolio over the period, flat when compared to the previous quarter, and 100% aligned with the guidance provided by our management in the previous earnings call. Although our unsecured credit portfolio has naturally required higher credit loss provisioning, our total credit portfolio continued to grow at an accelerated pace, particularly as the balance mix shifted toward secured credit lines. We expect our quarterly cost of risk to be between 3.7 to 3.9% for 2Q26.

Quarterly Cost of Risk (1)
%

Note: (1) Quarterly Cost of risk is calculated as the total credit loss allowance expenses in the quarter divided by the average total credit portfolio, considering the beginning and end of the period.

Regarding our NPLs, the early delinquency in our credit portfolio (balances 15 to 90 days overdue) reached 8.4%. In turn, non-performing loans over 90 days past due reached 8.9% in 1Q26.

At PicPay's current stage of growth, the increase in NPL levels requires careful interpretation and should not be read as a sign of asset quality deterioration. The rise is a natural consequence of the timing mismatch inherent to a rapidly expanding portfolio: new originations enter the book as performing balances, while credit losses from prior vintages only surface with a lag — causing the NPL numerator to grow faster than it would in a stable, mature portfolio. At the same time, the accelerated pace of originations means that the denominator is also expanding quickly, but not always fast enough to offset the seasoning of earlier cohorts in the short term. In other words, NPL growth at this stage is largely a mathematical reflection of portfolio velocity and vintage maturation — not necessarily a deterioration in the credit quality of what we are originating today. Our stage formation trends, which have been consistently improving over the past 12 months, provide a cleaner and more forward-looking view of the health of our book.

For this reason, we believe stage formation is a more informative lens for assessing the health of our portfolio, as it provides real-time visibility into credit quality trends — independent of write-off timing or provisioning methodology. As highlighted earlier, Stage 2 formation has been on a consistent downward trajectory over the past 12 months, and Stage 3 formation has reached 3.9%, down quarter-over-quarter.

It is also worth flagging that NPL comparisons across players can be misleading, given that institutions adopt materially different write-off policies. At PicPay, our methodology has remained unchanged — we maintain a consistent 360-day write-off policy for both credit cards and personal loans — ensuring full comparability of our metrics over time.

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NPL 15-90 days %	NPL over 90 days %

Below, we present our coverage by stages. The coverage for stages 2 and 3 combined continues to increase across both comparison periods, reaching 63.9% as of March 2026, 1.9 percentage points higher quarter-over-quarter and 7.1 percentage points up year-over-year.

Total coverage reached 13.9% in 1Q26, 0.8 percentage points up when compared to the previous quarter, and 3.7 percentage points higher than 1Q25.

3. Insurance activities

In 1Q26, we reached 10.2 million active insurance policies distributed through our platform, up 78% from 1Q25 and more than 35 times since the last quarter of 2022. We remain one of the largest digital distributors in the country, supported by strong adoption of insurance products, including wallet protection, credit card protection, and loan protection, among our customers.

We intend to continue to use our differentiated operating scale to embed and distribute insurance through contextual sales experiences (around 91% of our sales originate from embedded or contextual customer journeys). Our goal is to turn a traditionally expensive and complex product into a simple insurance offering, targeting small-ticket and microinsurance to unlock high returns in Brazil’s underpenetrated market.

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Active Insurance Policies
In million

In addition to that, on May 28, 2026, the Brazilian Antitrust Authority (CADE) approved, without restrictions, PicPay’s acquisition of Kovr Participações S.A., a Brazilian company operating in the insurance, capitalization, and private pension segments. The closing of the transaction remains subject to customary conditions precedent, including approval from SUSEP and the Brazilian Central Bank.

Upon closing, we will fully consolidate Kovr’s operations, expanding its insurance distribution capabilities. We intend to use a portion of the net proceeds from our recent IPO to fund part of the transaction, in line with our capital allocation strategy.

4. Small and Medium-Sized Businesses (SMBs)

Our SMB TPV, which considers payment volume from QR Code and e-wallet transactions, Pix transactions received and made by businesses in our app, as well as all payment volume transacted with third-party credit cards on the PicPay app (mainly P2P, Pix, and bill payments), which are processed by our merchant acquiring platform, such as QR Code, e-wallet, and Pix, totaled R$11.3 billion in 1Q26, up 36% from 1Q25 and 4% up sequentially.

Additionally, the average number of new SMB accounts opened increased from ~60,000 in 4Q25 to ~80,000 in 1Q26.

SMB TPV
R$ million

Consolidated Financial Results for the period

1. Net revenues

In 1Q26, our total net revenues, excluding hedge accounting and derivatives, reached R$3.2 billion, an increase of 60% compared with 1Q25 and 9% sequentially. The increase is mainly due to the following reasons:

(i)	Increased penetration of credit revenues in the mix, which represented 54% of our total net revenues in the first quarter of the year, led by higher exposure to interest revenues originating from the secured credit portfolio (from 11% in 1Q25 to 23% of total revenues in 1Q26), specially due to the acceleration of the private payroll loan offer (higher average interest rates compared to other existing products in the mix).

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(ii)	Our positioning as one of the largest digital insurance distributors in the country, as demonstrated by the annual growth of the active insurance policies in our platform, has enabled us to continuously increase commission revenues for this product in both periods of comparison.

(iii)	Higher engagement levels from our customer base as they are increasingly adopting more products and services offered on our platform (cross-selling) while pulling more funds from other bank accounts to PicPay, as expressed by the robust growth of total cash-in in all periods of comparison, which is one of the growth drivers for our deposits.

Below, we present the evolution of our revenue mix for both comparison periods. It is important to highlight that, even with the increased penetration of net revenues coming from our lending activities, revenues with no credit risk, such as float and fees, commissions, and other services (which include the financial income originated from third-party credit card transactions conducted by our customers in the digital wallet) still represents almost half of our total net revenues in 4Q25 and for the full year of 2025 (around 49% over the total). This ability to continue generating diversified revenue streams is one of our main advantages, as we have a more defensive mix than our peers in the market that also operate on credit.

Total Revenue and Financial Income
R$ million

Note: (1) “Unsecured credit products” includes interest revenues from the unsecured credit portfolio (personal loans and credit cards). (2) “Secured credit products” include interest revenues from the secured credit portfolio (private and public payroll loans and FGTS loans). (3) “Fees, commissions, and other services” includes total net revenue from transaction activities and other services presented in our consolidated income statement, plus the financial income originating from third-party credit card transactions conducted by our customers in the ecosystem. (4) “Float” is calculated as the difference between total revenue and the sum of secured credit products, unsecured credit products, fees, commissions, and other services.

Secured Credit Revenues — encompassing Private Payroll, Public Payroll, and FGTS loans — reached R$ 820 million in 1Q26, representing 272% year-over-year growth and 41% quarter-over-quarter. This trajectory reflects the rapid scaling of our Private Payroll loans operations and continued expansion in other secured products — all aligned with our strategy of increasing the weight of products with structurally favorable risk profiles.

Unsecured Credit Revenues — comprising personal loans and credit cards — reached R$ 1,089 million in 1Q26, growing 44% compared to 1Q25 and 10% sequentially. The moderation in quarter-over-quarter pace relative to secured reflects our selective origination posture for non-collateralized products, consistent with our stated underwriting discipline in the current macro environment.

Non-Credit Revenues — including fees, commissions, other services, float, and hedge accounting — reached R$ 1,604 million in 1Q26, an increase of 47% versus 1Q25 and 11% versus 4Q25. This performance underscores the strength of our broader platform monetization, beyond credit-related revenue streams.

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Secured Credit Revenues	Unsecured Credit Revenues(1)	Non-Credit Revenues
R$ million	R$ million	R$ million

1.2 ARPAC

Our quarterly average revenue per active client (ARPAC) totaled R$80.7, an increase of 55% from 1Q25 and 14% sequentially. ARPAC, excluding hedge accounting and derivatives, reached R$73.3 in 1Q26, up 46% from 1Q25 and 6% quarter-over-quarter.

Quarterly Average Revenue per Active Client
R$ / active client

Note: (1) The quarterly average revenue per active client is equal to the total net revenue and financial income in the quarter divided by the average number of quarterly active clients, considering the beginning and the end of each period.

2. Expenses & Operating Efficiency

2.1. Transactional and financial expenses

Total transaction and financial expenses reached R$1.4 billion in the first quarter of 2026, up 75% from 1Q25 and 20% compared to 4Q25. Such an annual increase can mainly be explained by a 96% increase in interest and other financial expenses over the last 12 months. This increase was mainly due to higher funding costs, higher interest rates in Brazil over the last 12 months, and the increased volume of fixed-term PicPay CDs offered through third-party channels. Additionally, the increase was attributed to higher expenses related to derivative financial instruments, which rose by R$256 million in the period.

Credit loss allowance expenses totaled R$974 million in 1Q26, up 103% year-over-year. Such an increase is mainly due to the accelerated growth of our credit portfolio during the last twelve months.

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2.2. Gross Profit

As a result of the factors mentioned above, we recorded gross profit of R$1.1 billion in 1Q26, an increase of 44% compared to 1Q25 and 8% sequentially.

Gross Profit
R$ million

Note: (1) Gross Profit for the quarter and the full year is calculated as the total net revenues and financial income minus total transaction and financial expenses, less credit loss allowance provisions.

2.3. Operating expenses

In 1Q26, our adjusted operating expenses, excluding expenses related to the share-based long-term incentive plan, totaled R$848 million, representing an increase of R$164.8 million, or 24% year-over-year, and of R$75.3 million, or 10% sequentially.

The annual growth of expenses previously mentioned can be mainly explained by the following items:

(i)	a growth of R$50.6 million, or 19% year-over-year, in personnel expenses excluding share-based long-term incentive plan (LTIP) expenses in the amount of R$26.8 million in 1Q26, from R$260.3 million in 1Q25 to R$310.8 million in 1Q26. The increase was mainly due to higher employee benefits expenses, which grew by R$40.7 million, or 67% year-over-year, from R$60.7 million in 1Q25 to R$101.4 million in 1Q26, driven by profit-sharing payments to employees related to prior-year performance.

(ii)	a growth of R$49.6 million, or 44% year-over-year, in technology expenses from R$112.9 million in 1Q25 to R$162.5 million in 1Q26, mainly due to higher software expenses, which grew R$42.0 million, or 47% year-over-year, in the period as a result of our continued investments in platform scalability and AI infrastructure.

(iii)	a growth of R$48.0 million, or 76% year-over-year, in administrative expenses from R$63.1 million in 1Q25 to R$111.1 million in 1Q26, explained by higher provisions for contingencies and other administrative expenses during the last twelve months.

Additionally, we present the quarterly evolution of our adjusted efficiency ratio. In 1Q26, our adjusted efficiency ratio reached 46.9%, compared with 61.5% in 1Q25 and 49.9% in the previous quarter. We expect to continue delivering strong reductions in revenue consumption as we accelerate top-line growth while maintaining extremely disciplined cost and expense control, as reflected in our current quarterly average cost-to-serve.

AI is already having an impact, as our headcount has been flat since October/25 and the projected 10% increase during 2026 will not materialize. We expect AI to be a major booster of our operating leverage, which should be even more powerful going forward.

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Adjusted Efficiency Ratio
%

Note: (1) Efficiency ratio is calculated as the sum of transaction expenses, technology expenses, marketing expenses, personnel expenses, administrative expenses, depreciation and amortization, and other expenses divided by the sum of net revenue from transaction activities and other services, financial income minus interest and other financial expenses, plus other income. (2) The efficiency ratio in 4Q25 was adjusted by non-recurring operating expenses in the period.

2.4. Cost to serve

In 1Q26, our quarterly average cost to serve reached R$20.3 per active client, up 9% from 1Q25 and flat sequentially. Our quarterly average cost to serve was adjusted to exclude the impact of LTIP on personnel expenses, as explained above. Additionally, the ARPAC to CTS ratio closed at 4x, driven by our continued efforts to scale our business with an efficient cost structure and fast-growing revenue quarter after quarter.

Cost to Serve
R$ / active client

Note: (1) The quarterly cost to serve is calculated by the sum of transaction expenses, technology expenses, marketing expenses (excluding CAC expenses), personnel expenses (excluding LTIP), and administrative expenses in the quarter divided by the average number of quarterly active clients in the period.

3. Profitability

As a result of the previously mentioned factors, our IFRS earnings before income taxes (EBT) reached R$222 million, an increase of 189% compared to R$77 million in 1Q25. Adjusted earnings before income taxes, which exclude share-based LTIP, increased 224% to R$248 million in 1Q26, up from R$77 million in 1Q25.

IFRS EBT	Adjusted EBT
R$ million	R$ million

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Regarding our IFRS net income, it reached R$152 million in 1Q26, up 72% from 1Q25 and down 82% sequentially, due to the recognition of previously unrecognized deferred tax assets of R$890 million in 4Q25.

Adjusted net income for the period, which excludes share-based LTIP, totaled R$169 million in 1Q26, an increase of 92% against the first quarter of the previous year. Additionally, our quarterly annualized return on equity (ROE) reached 15.5% in 1Q26. The sequential compression is fully explained by the expanded equity base from our R$2 billion IPO capital raise. As we deploy these proceeds into our high-returning credit portfolio, we expect ROE to trend back above 20% within the next couple of quarters.

IFRS Net Income	Adjusted Net Income & Annualized ROE(1)
R$ million	R$ million; %

Note: (1) The quarterly annualized return on equity (ROE) is calculated by multiplying the adjusted net income in the quarter by four and then dividing it by the average adjusted shareholders’ equity (including the aforementioned adjustments in the accumulated net income for the year) in the beginning and end of the period

5. Capital Ratio

We ended the first quarter of the year with a total CET1 of 16.7%. The increase is mainly attributable to the R$2 billion capital increase resulting from our initial public offering in early 2026, of which R$1.5 billion was contributed to PicPay Bank to meet regulatory capital requirements and support the expansion of our credit operations, with the remaining R$0.5 billion held at our holding company in the Netherlands.

Capitalization Post IPO
R$ billion; % of RWA

Note: (1) The required regulatory capital includes the minimum CET1 ratio (4.5%), the capital conservation buffer (2.5%) as well as the portion of the minimum Tier 1 ratio (1.5%) that can be met with Additional Tier 1 capital instruments (e.g. perpetual subordinated debt), as Picpay is currently fulfilling the entire required Tier 1 ratio, including the conservation buffer, with common equity capital. Once Picpay issues Additional Tier 1 capital instruments sufficient to fulfill the 1.5% requirement, the required CET1 ratio will be 7%.

6. 2Q26 Guidance

Looking ahead, we are providing the following guidance for the second quarter of 2026. Before walking through the numbers, it is important to note that this guidance reflects PicPay’s standalone operations only and does not include any contribution from Kovr, which will be reported separately as that integration progresses.

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For 2Q26, we expect our Total Credit Portfolio to reach approximately R$31.0 billion, representing 11% growth from the R$28.0 billion reported in 1Q26, continuing to be driven by the expansion of our secured credit products and more mature credit card cohorts. Quarterly Cost of Risk is expected to remain in the 3.7%–3.9% range, reflecting stable asset-quality dynamics consistent with what we have delivered over the past several quarters.

On the revenue side, Managerial Revenues, which excludes hedge accounting and derivative revenues, are expected to reach approximately R$3,600 million, up 13% quarter-over-quarter, and Net Interest Income is guided at approximately R$1,900 million, a 12% sequential increase. Gross Profit is expected to grow 5%, reaching approximately R$1,150 million.

At the bottom line, we expect continued profitability expansion. IFRS Earnings Before Taxes is guided at approximately R$265 million (+19% QoQ), and Adjusted Earnings Before Taxes, excluding stock-based compensation expenses, is at approximately R$285 million (+15% QoQ). On a net income basis, IFRS Net Income is expected to reach approximately R$235 million (+55% QoQ), and Adjusted Net Income approximately R$245 million (+45% QoQ).

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Financials

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Consolidated statements of profit or loss

(in thousands of Reais)

Income Statement (In thousands of Brazilian Reais)	1Q26	4Q25	1Q25	ΔQoQ	ΔYoY
Net revenue from transaction activities and other services	552,741	596,062	455,999	(7%)	21%
Financial income	2,959,687	2,417,995	1,607,931	22%	84%
Total revenue and financial income	3,512,428	3,014,057	2,063,930	17%	70%

Transaction expenses	(186,440)	(212,994)	(184,516)	(12%)	1%
Interest and other financial expenses	(1,255,936)	(987,364)	(639,920)	27%	96%
Total transaction and financial expenses	(1,442,376)	(1,200,358)	(824,436)	20%	75%
Credit loss allowance expenses	(974,020)	(800,260)	(480,136)	22%	103%
Gross profit	1,096,032	1,013,439	759,358	8%	44%

Technology expenses	(162,462)	(134,921)	(112,901)	20%	44%
Marketing expenses	(179,367)	(147,650)	(154,237)	21%	16%
Personnel expenses	(337,634)	(540,766)	(260,323)	(38%)	30%
Administrative expenses	(111,090)	(151,429)	(63,114)	(27%)	76%
Depreciation and amortization	(118,378)	(116,982)	(103,692)	1%	14%
Other expenses	(9,873)	(7,031)	(11,225)	40%	(12%)
Other income	44,487	52,094	22,751	(15%)	96%

Profit before income taxes	221,714	(33,246)	76,617	n.m.	189%

Current income tax	(199,917)	131,403	(187,545)	n.m.	7%
Deferred income tax	129,940	729,680	199,024	(82%)	(35%)
Total Income Tax and Social Contribution Expense	(69,977)	861,083	11,479	n.m.	n.m.
Profit for the period	151,737	827,837	88,096	(82%)	72%

Adjusted Profit Before Income Taxes Reconciliation

(in thousands of Reais)

	1Q26	4Q25	1Q25	ΔQoQ	ΔYoY
		(in R$ M)		%
Profit before income taxes	221.7	(33.2)	76.6	n.m.	189%
Adjustments:
Expenses related to share-based long-term incentive plan(2)	26.8	210.1	-	-	-
Expenses related to provision for contingencies(3)	-	64.3	-	-	-
Adjusted Profit Before Income Taxes	248.5	241.2	76.6	3%	224%

Adjusted Profit Reconciliation

(in thousands of Reais)

	1Q26	4Q25	1Q25	ΔQoQ	ΔYoY
		(in R$ M)		%
Profit for the period	151.7	827.8	88.1	(82%)	72%
Adjustments:
Expenses related to share-based long-term incentive plan(2)	17.6	196.1	-	-	-
Expenses related to provision for contingencies(3)	-	54.2	-	-	-
Recognition of deferred tax assets(4)	-	(889.9)	-	-	-
Adjusted Profit	169.4	188.2	88.1	(10%)	92%

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Consolidated Statements of Financial Position

(in thousands of Reais)

ASSETS	March 31, 2026	December 31, 2025
Cash and cash equivalents	5,478,020	3,863,395
Financial assets	36,031,913	33,226,869
Financial assets measured at fair value through profit or loss	73,069	71,451
Financial Investments	43,903	42,435
Derivative financial instruments	29,166	29,016
Financial assets measured at fair value through other comprehensive income	2,873,043	3,000,551
Financial Investments	2,873,043	3,000,551
Financial assets measured at amortized cost	33,085,800	30,154,867
Financial investments	2,813,277	2,891,089
Trade receivables	3,903,868	4,146,321
Consumer Loans	24,110,990	20,913,519
Other receivables	2,257,666	1,911,010
Prepaid expenses	233,013	273,755
Other assets	184,394	19,174
Tax assets	3,484,546	3,609,417
Current income tax assets	1,263,934	1,533,487
Deferred tax assets	2,220,612	2,075,930
Legal deposits	1,884	1,370
Property, plant and equipment	108,832	110,784
Right of use assets – leases	33,098	35,462
Intangible assets	1,187,678	1,138,811
TOTAL ASSETS	46,743,377	41,986,108

LIABILITIES	March 31, 2026	December 31, 2025
Financial liabilities measured at fair value through profit or loss	35,989	15,751
Derivative financial instruments	35,989	15,751
Financial liabilities measured at amortized cost	39,054,396	36,287,500
Third-party funds	32,518,418	29,974,830
Trade payables	5,813,723	5,497,113
Obligations to FIDC FGTS quota holders	722,255	815,557
Labor obligations	650,900	594,918
Taxes payable	511,084	826,498
Deferred tax liabilities	52,804	37,791
Lease liability	42,590	45,171
Provision for legal and administrative claims	271,025	254,723
Other liabilities	42,075	33,842

Total Liabilities	40,660,863	38,096,194

Equity	6,082,514	3,889,914
Share premium reserve	4,622,647	2,589,934
Treasury shares	(260)
Capital reserve	136,151	131,325
Fair value reserve	3,820	3,507
Retained earnings	1,301,206	1,148,018
Non-Controlling interests	18,950	17,130

TOTAL EQUITY AND LIABILITIES	46,743,377	41,986,108

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Consolidated Statements of Cash Flows

(in thousands of Reais)

	March 31, 2026	March 31, 2025

Profit for the period	151,737	88,096
Adjustments for
Income tax and social contribution expenses (benefit)	(129,940)	(11,479)
Labor provisions	(30,187)	18,606
Share based long term incentive plan (LTIP)	26,760	-
Depreciation/amortization	118,378	103,692
Provision for legal and administrative claims	23,150	5,275
Chargeback provision	2,127	(5,989)
Credit loss allowance	977,709	480,136
Interest accrued on third party funds	479,046	338,466
Interest accrued on consumer loans	(384,998)	(580,548)
Interest accrued on FIDC FGTS senior quotas	(31,030)	(23,604)
Interest accrued on financial assets	(103,334)	(124,416)

Variations in operating assets and liabilities
Financial assets	307,187	(1,691,111)
Derivative financial instruments	20,088	20,576
Trade receivables and other receivables	(104,202)	(551,392)
Consumer loans	(3,790,182)	(2,215,376)
Prepaid expenses	40,742	(50,909)
Other assets	89,076	(265,610)
Third-party funds	2,094,123	775,920
Labor obligations and taxes payable	(256,005)	110,484
Trade payables and other obligations	1,221,079	816,770
Obligations to FIDC FGTS quota holders	(62,271)	3,893
Legal and administrative claims	(6,848)	-
Interest received	754,646	329,825
Interest paid	(784,226)	(110,263)
Income tax and social contribution paid	(883,349)	(122,615)
Net cash (used in) from operating activities	(260,725)	(2,661,575)

Cash flows from investing activities
Acquisition of property, plant and equipment	(8,161)	(1,849)
Acquisition of intangible assets	(154,771)	(173,677)
Net cash (used in) investing activities	(162,932)	(175,526)

Cash flows from financing activities
Share Capital Increase	2,040,863	370,191
Payment of leases	(2,581)	(2,291)
Net cash from financing activities	2,038,282	367,900

Net increase (decrease) in cash and cash equivalents	1,614,625	(2,469,201)

Cash and cash equivalents at the beginning of the period	3,863,395	7,471,673
Cash and cash equivalents at the end of the period	5,478,020	5,002,473

Net increase (decrease) in cash and cash equivalents	1,614,625	(2,469,201)

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About PicPay

Investor Relations

Founded in Vitoria (ES) in 2012, PicPay was the forerunner in offering QR Code and instant payments for consumers and businesses. PicPay became one of the largest fintechs in Brazil, offering a wide range of financial services, including day-to-day payments, credit cards, loans, insurance, and investments for millions of consumers and businesses in a digital-first, simples, and secure way.

E-mail: ir@picpay.com
Website: investor.picpay.com

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